Exhibit 99.1

2 July 2003

Peter Cameron and Donald McGauchie
nominated for James Hardie Board

James Hardie today announced that two new independent directors will stand for election to the board of James Hardie Industries NV at the Annual General Meeting to be held in August 2003. The candidates are Mr Peter Cameron and Mr Donald McGauchie.

Mr Cameron has a distinguished background in financial services and the law. He is Chairman of Investment Banking in Australia and a Managing Director of Credit Suisse First Boston. He was formerly a partner and Head of Mergers and Acquisitions with the Australian law firm, Allens Arthur Robinson, providing a wide range of strategic, corporate and securities advice to public companies.

Mr Cameron has advised in some of Australia’s largest corporate takeovers, mergers and corporate reconstructions. These include the BHP Billiton and Brambles dual-listed company mergers, the Optus takeover by SingTel, the competing bids for Normandy Mining by AngloGold and Newmont Mining, Pioneer’s takeover by Hanson and Rio Tinto’s takeover of North. More recently, he was involved in CSR’s demerger of Rinker and the Burns Philp takeover of Goodman Fielder.

He advised James Hardie for several years, including in connection with the reorganisation in 2001 which resulted in the current group structure.

Mr Cameron is a member of the Australian Takeovers Panel. He is a resident of Australia.

Mr McGauchie is Chairman of Rural Finance Corporation of Victoria, Deputy Chairman of Ridley Corporation and the Australian Wool Testing Authority Limited.

He is a Director of The Reserve Bank of Australia, Telstra Corporation Limited and National Foods Limited.

Mr McGauchie has submitted his resignation as a Director of GrainCorp Limited, effective the end of July 2003, having been a Director since 1995.

Mr McGauchie has had extensive commercial and public policy experience, having previously held several high-level advisory positions to government, including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council.

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Media/Analysts enquiries, please call: Greg Baxter, Executive Vice President
Telephone — 61 2 8274 5377 Mobile — 0419 461 368 Email — greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations: Telephone — 61 2 8274 5246 Mobile — 0408 164 011
Email — steve.ashe@jameshardie.com.au Facsimile — 61 2 8274 5218
www.jameshardie.com

He was Chairman of Woolstock Australia Limited from 1999-2002 and President of the National Farmers Federation from 1994-1998. In 2003, Mr McGauchie was awarded the Centenary Medal for service to Australian society through agriculture and business. Mr McGauchie is a resident of Australia.

James Hardie’s Chairman, Mr Alan McGregor said the appointment of Messrs Cameron and McGauchie would further strengthen the James Hardie board as it continues to grow its focused fibre cement business.

“Peter Cameron and Donald McGauchie have earned distinguished reputations and have substantial international experience that will be valuable to James Hardie as it expands further,” said Mr McGregor.

James Hardie also plans to nominate an additional US resident independent director to its board during this year.

Ends.

Disclaimer
 This press release contains forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, laws; dependence on senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; risks of conducting business internationally; changes in tax laws and treatment; and foreign exchange risk. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release: Peter Cameron and Donald McGauchie nominated for James Hardie Board	2